Dec. 8, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010

RE: **Dewmar International BMC, Inc..**
Registration File No. 333-164392
Application for Withdrawal of Registration Statement

Ladies and Gentlemen;

The request filed by Dewmar International BMC, Inc. on Nov. 7, 2011 for withdrawal of the post effective amendment to the registration statement on Form S-1 (File No. 333-164392) is hereby withdrawn.

If you have any questions regarding this application for withdrawal, please call Harold P. Gewerter, Esq., the Company's counsel at (702) 382-1714.

Very truly yours,
/s/ *Marco Moran*
Marco Moran, President
Dewmar International BMC, Inc.